EXHIBIT 3
                                                                       ---------


MANAGEMENT'S RESPONSIBILITY


          Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

          Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.

          Deloitte & Touche LLP, independent auditors appointed by the Trustee, have examined the consolidated financial statements of the Trust. The Audit Committee, consisting of the independent directors of ARC Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.




/s/ John P. Dielwart                             /s/ Steven W. Sinclair
-------------------------------------            -------------------------------
John P. Dielwart                                 Steven W. Sinclair
President and Chief Executive Officer            Chief Financial Officer

Calgary, Alberta
January 27, 2003

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary  AB  Canada  T2P 0S7

Telephone:    +1-403-267-1700
Facsimile     +1-403-264-2871

                                                             [LOGO OMITTED]


AUDITORS' REPORT

To the Unitholders of
ARC ENERGY TRUST:

We have audited the consolidated balance sheets of ARC ENERGY TRUST as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.





Calgary, Alberta                                       /s/ DELOITTE & TOUCHE LLP
January 27, 2003                                           Chartered Accountants

CONSOLIDATED BALANCE SHEET
As at December 31

(CDN$ thousands)                                                  2002             2001
------------------------------------------------------------------------------------------
ASSETS
Current assets
          Cash                                                $       835      $       646
          Accounts receivable                                      49,631           51,875
          Prepaid expenses                                          6,965            6,030
------------------------------------------------------------------------------------------
                                                                   57,431           58,551
Reclamation fund (Note 7)                                          12,924           10,147
Property, plant and equipment (Note 8)                          1,397,563        1,311,306
------------------------------------------------------------------------------------------
Total assets                                                  $ 1,467,918      $ 1,380,004
==========================================================================================

LIABILITIES
Current liabilities
          Accounts payable and accrued liabilities            $    51,454      $    35,595
          Cash distributions payable                               16,044           16,594
          Payable to the Manager (Notes 5 and 16)                      --              557
------------------------------------------------------------------------------------------
                                                                   67,498           52,746
Long-term debt (Note 9)                                           337,728          294,489
Site reclamation and abandonment                                   36,421           28,837
Commodity and foreign currency contracts (Notes 6 and 10)           9,210           13,107
Retention Bonuses (Note 5)                                          4,000               --
Future income taxes (Note 15)                                     144,395          174,030
------------------------------------------------------------------------------------------
Total liabilities                                                 599,252          563,209
------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 11)                                  1,172,199        1,029,538
Exchangeable shares (Note 12)                                      35,326           10,392
Accumulated earnings (Note 3)                                     350,088          282,195
Accumulated cash distributions (Note 4)                          (688,947)        (505,330
------------------------------------------------------------------------------------------
Total unitholders' equity                                         868,666          816,795
------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                     $ 1,467,918      $ 1,380,004
==========================================================================================

See accompanying notes to consolidated financial statements

Approval on behalf of the Board



   /s/ Mac H. Van Wielingen                            /s/ John P. Dielwart
------------------------------                      -------------------------
          Director                                           Director

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
For the years ended December 31

(CDN$ thousands, except per unit amounts)                                2002           2001
----------------------------------------------------------------------------------------------
REVENUE
          Oil, natural gas, natural gas liquids and sulphur           $ 444,835      $ 515,596
          sales Royalties                                               (85,155)      (112,209)
----------------------------------------------------------------------------------------------
                                                                        359,680        403,387
----------------------------------------------------------------------------------------------

EXPENSES
          Operating                                                      99,876         86,108
          General and administrative (Note 16)                           15,365         11,812
          Management fee (Note 16)                                        5,161          8,789
          Interest on long-term debt (Note 9)                            12,606         17,138
          Depletion, depreciation and amortization                      161,759        165,050
          Capital taxes                                                   1,370          1,794
          (Gain)/loss on foreign exchange (Note 3)                         (607)         3,297
          Internalization of management contract (Note 5)                25,892             --
----------------------------------------------------------------------------------------------
                                                                        321,422        293,988
----------------------------------------------------------------------------------------------
Income before future income tax recovery                                 38,258        109,399
Future income tax recovery (Note 15)                                     29,635         28,803
                                                                      ---------      ---------
Net income                                                               67,893        138,202
Accumulated earnings, beginning of year                                 283,575        142,887
Retroactive application of change in accounting policy (Note 3)          (1,380)         1,106
----------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year, as restated                    282,195        143,993
----------------------------------------------------------------------------------------------
Accumulated earnings, end of year                                     $ 350,088      $ 282,195
==============================================================================================
Net income per unit (Note 14)
          Basic                                                       $    0.57      $   1.36
          Diluted                                                     $    0.56      $   1.35
==============================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31

(CDN$ thousands)                                                          2002           2001
-----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                             $  67,893      $ 138,202
Add items not involving cash:
          Future income tax recovery                                     (29,635)       (28,803)
          Depletion, depreciation and amortization                       161,759        165,050
          Amortization of commodity and foreign currency contracts        (1,766)       (17,497)
          Internalization of management contract (Note 5)                 25,892             --
          Unrealized (gain)/loss on foreign exchange                        (174)         3,318
-----------------------------------------------------------------------------------------------
                                                                         223,969        260,270
Change in non-cash working capital                                           999         (6,399)
-----------------------------------------------------------------------------------------------
                                                                         224,968        253,871
-----------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayments) of long-term debt, net                             (3,750)        13,103
Issue of Senior Secured Notes                                             47,163             --
Issue of Trust units                                                     128,481         93,053
Trust unit issue costs                                                    (6,459)        (4,654)
Cash distributions paid                                                 (184,167)      (235,590)
-----------------------------------------------------------------------------------------------
                                                                         (18,732)      (134,088)
-----------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Startech, net of cash received (Note 6)                        --         (7,970)
Acquisition of oil and gas properties                                   (131,761)       (32,686)
Proceeds on disposition of oil and gas properties                         12,647         19,775
Capital expenditures                                                     (75,796)       (97,207)
Reclamation fund contributions and actual expenditures (Note 7)           (5,806)        (4,380)
Internalization of management contract (Note 5)                           (5,331)            --
-----------------------------------------------------------------------------------------------
                                                                        (206,047)      (122,468)
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                  189         (2,685)
CASH, BEGINNING OF YEAR                                                      646          3,331
-----------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                      $     835      $     646
===============================================================================================

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(all tabular amounts in thousands, except per unit and volume amounts)

1.        STRUCTURE OF THE TRUST
          ARC Energy Trust ("the Trust") was formed on May 7, 1996 pursuant to a trust indenture (the "Trust Indenture"). Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units.

          The Trust was created for the purposes of issuing trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment trust. The Trust Indenture was most recently amended on May 23, 2000 to expand the scope of the business to include the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of net cash proceeds from these activities to the unitholders.


2.        SUMMARY OF ACCOUNTING POLICIES
          The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

          In particular, the amounts recorded for depletion, depreciation and amortization of the petroleum and natural gas properties, deferred charges, and for site reclamation and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

          PRINCIPLES OF CONSOLIDATION
          The consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

          PROPERTY, PLANT AND EQUIPMENT
          The Trust follows the full-cost method of accounting. All costs of acquiring petroleum and natural gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the property, plant and equipment are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 percent or more.

          DEPLETION, DEPRECIATION AND AMORTIZATION
          Depletion of petroleum and natural gas properties and depreciation of production equipment, except for major gas plant facilities, are calculated on the unit-of-production method based on:

          (a)      total estimated proved reserves;

          (b) total capitalized costs plus estimated future development costs of proved undeveloped reserves less estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

          (c) relative volumes of petroleum and natural gas reserves and production converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

          Major gas plant facilities are depreciated on a straight-line basis over their estimated useful lives.

          CEILING TEST
          The Trust places a limit on the aggregate carrying value of property, plant and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, depreciation and amortization, site reclamation and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes.

          FUTURE SITE RECLAMATION AND ABANDONMENT
          Provisions for future site reclamation and abandonment costs are calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves. Actual site reclamation costs incurred are charged against the site reclamation and abandonment liability.

          UNIT-BASED COMPENSATION PLAN
          The Trust has a unit-based compensation plan for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. Compensation cost is measured based on the intrinsic value of the award at the date of grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 13 for a description of the plan and proforma disclosure of associated compensation cost.

          INCOME TAXES
          The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

          The Trust is a taxable entity under the INCOME TAX ACT (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the INCOME TAX ACT (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

          HEDGING
          The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on these contracts, all of which constitute effective hedges, are recognized as a component of the related transaction.

          FOREIGN CURRENCY TRANSLATION
          Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.


3.        CHANGE IN ACCOUNTING POLICY

          Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods.

          As a result of this change, net income for the year ended December 31, 2002 increased by $525,000 and net income for the year ended December 31, 2001 decreased by $2.5 million from the net income which would have been reported under the previous accounting policy. The change also resulted in a decrease in the deferred foreign exchange translation loss of $2.1 million and a decrease in future income taxes of $673,000 as at December 31, 2001.

4.        RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                                    2002            2001
          ------------------------------------------------------------------------------------------------
            Cash flow from operations                                            $ 223,969       $ 260,270
            Add (deduct):
                  Cash withheld to fund capital expenditures                       (35,612)        (27,933)
                  Reclamation fund contributions and interest earned on fund        (4,777)         (4,095)
                  Current period accruals                                               37           5,811
          ------------------------------------------------------------------------------------------------
            Cash Distributions                                                     183,617         234,053
            Accumulated cash distributions, beginning of year                      505,330         271,277
          ------------------------------------------------------------------------------------------------
            Accumulated cash distributions, end of year                          $ 688,947       $ 505,330
          ================================================================================================
            Cash distributions per unit                                          $    1.56       $    2.31
            Accumulated cash distributions per unit, beginning of year                9.08            6.77
          ------------------------------------------------------------------------------------------------
            Accumulated cash distributions per unit, end of year                 $   10.64       $    9.08
          ================================================================================================

          Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.


5.        INTERNALIZATION OF MANAGEMENT CONTRACT

          Effective August 29, 2002, the Trust acquired all of the outstanding common shares of ARC Resources Management Ltd., ("ARML"), the Manager of the Trust. Total consideration for the transaction consisted of a cash payment of $4.3 million, the issuance of 298,648 Trust Units and 3,281,279 Exchangeable Shares to the Shareholders of ARML and the assumption of a liability to pay retention bonuses to the Management of the Trust in the amount of $5.0 million as detailed below:

          Total consideration:
          ------------------------------------------------------------------------------------------------
                 Cash                                                                            $   4,247
                 Trust units issued                                                                  3,802
                 Exchangeable shares issued                                                         41,771
                 Assumption of liability for retention bonuses                                       5,000
                 Costs associated with the transaction                                               1,083
          ------------------------------------------------------------------------------------------------
          Total purchase price                                                                   $  55,903
          ================================================================================================

          Prior to the acquisition, the Trust paid fees to ARML equal to three per cent of net production revenue and fees of 1.5 per cent and 1.25 per cent, respectively on the purchase price of acquisitions and dispositions in accordance with the terms of the management agreement between the Trust and ARML. The acquisition resulted in the elimination of all fees under the existing management agreement which would have otherwise been in effect for a minimum five year period.

          Of the total purchase price, $30.0 million was capitalized as property, plant and equipment. The capitalized amount includes $25.0 million for ARML's three per cent interest in the net production revenue of the Trust over the agreement term based on existing established reserves at the time of the transaction and $5.0 million for the retention bonuses. The retention bonuses are to be paid over a five year period to former management of ARML who are continuing in their capacities with the Trust. The remaining portion of the purchase price of $25.9 million was expensed in the current period. The expensed portion represents future management, acquisition and disposition fees on incremental reserves over the remaining five year term of the management agreement and the value of directly hiring existing management and staff of ARML.

6.        ACQUISITION OF STARTECH ENERGY INC.

          Effective January 31, 2001, the Trust acquired all of the issued and outstanding shares of Startech Energy Inc. ("Startech"). The transaction has been accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

          Net assets acquired:
          ------------------------------------------------------------------------------------------------
                Cash                                                                          $    12,319
                Working capital                                                                     1,770
                Property, plant and equipment                                                     751,198
                Site reclamation liability                                                         (5,130)
                Commodity and foreign currency contracts (Note 10)                                (33,149)
                Future income taxes                                                              (203,171)
          ------------------------------------------------------------------------------------------------
          Total net assets acquired                                                           $   523,837
          ================================================================================================

          Financed by:
          ------------------------------------------------------------------------------------------------
                Cash                                                                          $    20,289
                Trust units issued                                                                256,051
                Exchangeable shares issued                                                         84,497
                Debt assumed                                                                      163,000
          ------------------------------------------------------------------------------------------------
          Total purchase price                                                                $   523,837
          ================================================================================================


7.        RECLAMATION FUND

                                                                                    2002            2001
          ------------------------------------------------------------------------------------------------
          Balance, beginning of year                                            $   10,147      $   9,897
          Contributions, net of actual expenditures                                  2,000           (245)
          Interest earned on fund                                                      777            495
          ------------------------------------------------------------------------------------------------
          Balance, end of year                                                  $   12,924      $  10,147
          ================================================================================================

          A reclamation fund was established to fund future site reclamation and abandonment costs. The Board of Directors of ARC Resources Ltd. has approved contributions over a 20-year period which results in minimum annual contributions of $4.0 million ($3.6 million in 2001) based upon properties owned as at December 31, 2002. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $2.0 million ($3.8 million in 2001) of actual expenditures were charged against the reclamation fund.

8.        PROPERTY, PLANT AND EQUIPMENT

                                                                                     2002              2001
          -----------------------------------------------------------------------------------------------------
          Property, plant and equipment, at cost                                $  1,888,122       $  1,650,720
          Accumulated depletion, depreciation and amortization                      (490,559)          (339,414)
          -----------------------------------------------------------------------------------------------------
          Property, plant and equipment, net                                    $  1,397,563       $  1,311,306
          =====================================================================================================

          The calculation of 2002 depletion, depreciation and amortization included an estimated $190.1 million ($166.5 million in 2001) for future development costs associated with proved undeveloped reserves and excluded $12.6 million ($12.0 million in 2001) for the estimated future net realizable value of production equipment and facilities and $19.7 million ($22.3 million in 2001) for the estimated value of unproved properties.

9.        LONG-TERM DEBT

                                                                                     2002              2001
          -----------------------------------------------------------------------------------------------------
          Revolving credit facilities                                           $    235,054      $     238,748
          Senior Secured Notes:
                   Senior Secured Notes (2000 Issue - US$35 million)                  55,286             55,741
                   Senior Secured Notes (2002 Issue - US$30 million)                  47,388                --
          -----------------------------------------------------------------------------------------------------
          Total long-term debt                                                  $    337,728      $     294,489
          =====================================================================================================

          The Trust has four revolving credit facilities to a combined maximum of $300 million and US$65 million of Senior Secured Notes (the "Notes").

          The revolving credit facilities each have a 364 day extendable revolving period and a two year term. Borrowings under the facilities bear interest at bank prime (4.5 per cent at December 31, 2002) or, at the Trust's option, bankers' acceptance plus a stamping fee. The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. Collateral for the loans is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

          The US$65 million Notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Notes were issued in 2000, bear interest at 8.05 per cent, and require equal principal payments of US$7 million over a five year period commencing in 2004. The second issue of US$30 million Notes were issued in 2002, bear interest at 4.94 per cent, and require equal principal payments of US $6 million over a five year period commencing in 2006. Security for the Notes is in the form of floating charges on all lands and assignments. The Uncommitted Master Shelf Agreement allows for the issuance of an additional US$35 million of Notes at rates and maturity dates to be agreed upon at the date of issuance. The Notes rank PARI PASU to the revolving credit facilities.

          The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

          Interest paid during the year did not differ significantly from interest expense.

10.       FINANCIAL INSTRUMENTS

          The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

          The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

          Financial instruments of the Trust carried on the balance sheet consist mainly of current assets, reclamation fund investments, current liabilities, retention bonuses, commodity and foreign currency contracts, and long-term debt. Except as noted below, as at December 31, 2002 and 2001, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

          Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

          The fair value of the US$65 million fixed rate Senior Secured Notes approximated $109.5 million at December 31, 2002.

          The following derivative contracts were outstanding as at December 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $17.5 million as at December 31, 2002.

                                                      Daily      Average Contract
          COMMODITY CONTRACTS                      Quantity         Prices ($)(1)   Price Index                               Term
          =========================================================================================================================
          Crude oil fixed price contracts        7,100 bbls                 41.88           WTI          January 2003 - March 2003
                                                 4,000 bbls                 39.78           WTI        April 2003 - September 2003
          Crude oil fixed price contracts
          (embedded put option) (2)              4,000 bbls         39.51 (31.59)           WTI       January 2003 - December 2003

          Crude oil collared contracts
          (embedded put option) (2)              4,000 bbls   42.65-47.39 (35.78)           WTI             April 2003 - June 2003
                                                 2,000 bbls   39.49-45.49 (33.17)           WTI          July 2003 - December 2003

          Natural gas fixed price contracts        1,000 GJ                  4.00          AECO          January 2003 - March 2003
                                                  27,823 GJ                  4.50          AECO          April 2003 - October 2003

          Natural   gas  fixed   differential      4,000 GJ          AECO + $1.29          AECO          January 2003 - March 2003
          contracts

          Natural gas put contracts               22,500 GJ                  6.00          AECO          January 2003 - March 2003

          -------------------------------------------------------------------------------------------------------------------------
                                                                                        Average
                                                         Average Monthly Contract      Contract
          FOREIGN CURRENCY CONTRACTS                              Amount (US$000)          Rate                               Term
          =========================================================================================================================
          Fixed rate foreign exchange
                contracts (sell)                                           8,049         1.5809          January 2003 - March 2003
                                                                           4,494         1.5900         April 2003 - December 2003
          =========================================================================================================================

          The Trust entered into a contract to fix the price of electricity on five megawatts per hour ("MW/h") for the period April 17, 2001 through December 31, 2010 at a price of $63/MW/h. Settlement of this contract would have required a net payment by the Trust of $4.3 million as at December 31, 2002.

          In addition to the contracts described above, the following contracts, with a liability book value of $9.2 million, were outstanding as at December 31, 2002. These contracts were acquired in conjunction with the Startech acquisition at which time the market value of such contracts acquired was a net liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $11.2 million as at December 31, 2002.

                                                      Daily      Average Contract
          COMMODITY CONTRACTS                      Quantity         Prices ($)(1)   Price Index                               Term
          =========================================================================================================================
          Natural gas fixed price contracts        4,000 GJ                  2.71          AECO        January 2003 - October 2004
          =========================================================================================================================

                                                         Average Monthly Contract       Average
          FOREIGN CURRENCY CONTRACTS                              Amount (US$000)      Contract                               Term
                                                                                           Rate
          =========================================================================================================================
          Fixed rate foreign exchange
                contracts (sell)                                           1,500         1.4106       January 2003 - December 2003

          =========================================================================================================================

          (1) Commodity contracts denominated in US$ have been converted to CDN$ at the year end exchange rate.

          (2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.

11.       UNITHOLDERS' CAPITAL

          On June 3, 2002, the Trust issued 10,000,000 trust units at $12.05 per unit for proceeds of $120.5 million ($114.3 million net of issue costs) pursuant to a public offering prospectus dated May 22, 2002.

          On August 29, 2002 the Trust issued 298,648 units to shareholders of ARML at $12.73 per unit pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 5). The issue price of the units was determined based on the 10 day weighted average trading price of the trust units preceding the date of announcement of the transaction.

          The Trust established a Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for Unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2002, the Trust issued 242,496 units for proceeds of $2.9 million (57,177 units for proceeds of $650,000 in 2001).

          The Trust has adopted a Unitholders' Rights Plan which provides for the issuance of additional trust units in certain events when one party acquires more than 20 percent of the outstanding units of the Trust.

          The Trust is authorized to issue 650 million trust units.

                                                                                              2002                         2001
          -----------------------------------------------------------------------------------------------------------------------
          TRUST UNITS ISSUED                                              NUMBER OF                     Number of
                                                                        TRUST UNITS              $    Trust Units              $
          -----------------------------------------------------------------------------------------------------------------------
          Balance, beginning of year                                         110,609     1,029,538       72,524         610,645
          Issued for cash                                                     10,000       120,500        8,050          88,550
          Issued on acquisition of Startech (Note 6)                               -             -       22,540         256,051
          Issued to ARML shareholders (Note 5)                                   299         3,802            -               -
          Issued on conversion of ARML
                exchangeable shares (Note 12)                                  1,086        13,683            -               -
          Issued on conversion of ARL
                exchangeable shares (Note 12)                                    343         3,154        6,867          74,105
          Issued on exercise of employee rights                                  726         5,035          571           4,191
          Distribution reinvestment program                                      242         2,946           57             650
          Trust unit issue costs                                                   -        (6,459)           -          (4,654)
          -----------------------------------------------------------------------------------------------------------------------
          Balance, end of year                                               123,305     1,172,199      110,609       1,029,538
          =======================================================================================================================

12.       EXCHANGEABLE SHARES

          On August 29, 2002 the Trust issued 3,281,279 exchangeable shares of ARML ("ARML Exchangeable Shares") to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 5). The issue price of the exchangeable shares was determined based on the 10 day weighted average trading price of the trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders are a new series of exchangeable shares which are not publicly traded. The ARML exchangeable shares had an exchange ratio of 1:1 at the time of issuance.

          The ARML exchangeable shares can be converted (at the option of the holder) into trust units at any time on or after August 29, 2002. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for trust units on or after August 30, 2005 until August 29, 2012.

          During the year, 1,074,870 ARML exchangeable shares were converted to trust units at an average exchange ratio of 1.01002 trust units for each ARML exchangeable share. At December 31, 2002 the ARML exchange ratio was 1.04337 to 1.

                                                                                               2002                        2001
          -----------------------------------------------------------------------------------------------------------------------
                                                                        NUMBER OF                         Number of
          ARML EXCHANGEABLE SHARES                                         SHARES                $           Shares           $
          -----------------------------------------------------------------------------------------------------------------------
          Balance, beginning of period                                       --                  --              --          --
          Issued to ARML shareholders                                     3,281              41,771              --          --
          Exchanged for trust units                                      (1,075)            (13,683)             --          --
          -----------------------------------------------------------------------------------------------------------------------
          Balance, end of year                                            2,206              28,088              --          --
          Exchange ratio, end of year                                   1.04337                  --              --          --
          -----------------------------------------------------------------------------------------------------------------------
          Trust units issuable upon conversion, end of year               2,302               28,088             --          --
          =======================================================================================================================

          On January 31, 2001, the Trust issued 7,438,129 million exchangeable shares of ARC Resources Ltd. at $11.36 per exchangeable share ("ARL Exchangeable Shares") as partial consideration for the Startech acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of trust units preceding the date of announcement of the acquisition. The ARL exchangeable shares are publicly traded. The ARL exchangeable shares had an exchange ratio of 1:1 at the time of issuance

          The ARL exchangeable shares can be converted (at the option of the holder) into trust units at any time on or after January 31, 2001. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for trust units on or after February 1, 2004 until February 1, 2010.

          During the year, 277,608 ARL exchangeable shares (6,523,354 in 2001) were converted to trust units at an average exchange ratio of 1.23661 (1.05227 in 2001) trust units for each ARML exchangeable share. At December 31, 2002 the ARL exchange ratio was 1.31350 to 1.

                                                                                             2002                          2001
          ---------------------------------------------------------------------------------------------------------------------
                                                                      NUMBER OF                      Number of
          ARL EXCHANGEABLE SHARES                                        SHARES                 $       Shares                $
          ---------------------------------------------------------------------------------------------------------------------
          Balance, beginning of year                                        915            10,392           --               --
          Issued on acquisition of Startech                                  --                --        7,438           84,497
          Exchanged for trust units                                        (278)           (3,154)      (6,523)         (74,105)
          ---------------------------------------------------------------------------------------------------------------------
          Balance, end of year                                              637             7,238          915           10,392
          Exchange ratio, end of year                                   1.31350                --      1.18422               --
          ---------------------------------------------------------------------------------------------------------------------
          Trust units issuable upon conversion, end of year                 837             7,238        1,083           10,392
          =====================================================================================================================


13.       UNIT BASED COMPENSATION PLAN
          A Trust Unit Incentive Rights Plan (the "Plan") was established in 1999. The Trust is authorized to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase trust units, of which 4,847,989 rights were granted to December 31, 2002. The initial exercise price of rights granted under the plan may not be less than the current market price of the trust units as at the date of grant and the maximum term of each right is not to exceed ten years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 percent (10 percent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

          During the year, the Trust granted 1,334,072 rights (1,509,517 in 2001) to employees, independent directors and long-term consultants to purchase trust units at exercise prices ranging from $11.47 to $12.80 per trust unit ($10.49 to $12.70 in 2001). Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to unitholders exceeding 10 percent of the Trust's net book value of property, plant and equipment.

          A summary of the changes in rights outstanding under the plan is as follows:

                                                                                         2002                                 2001
          -------------------------------------------------------------------------------------------------------------------------
                                                                                     WEIGHTED                             Weighted
                                                                                      AVERAGE                              Average
                                                               NUMBER OF             EXERCISE      Number of              Exercise
                                                                  RIGHTS                PRICE         Rights                 Price
          -----------------------------------------------------------------------------------------------------------------------
          Balance, beginning of year                              2,509           $        9.05       1,722            $     7.48
          Granted                                                 1,334                   12.57       1,510                 11.71
          Exercised                                                (726)                   6.94        (571)                 7.34
          Cancelled                                                 (76)                  10.91        (152)                 9.69
          -------------------------------------------------------------------------------------------------------------------------
          Balance before reduction of exercise price              3,041                   11.05       2,509                  9.92
          Reduction of exercise price                                --                   (0.41)         --                 (0.87)
          -------------------------------------------------------------------------------------------------------------------------
          Balance, end of year                                    3,041           $       10.64       2,509            $     9.05
          =======================================================================================================================

          A summary of the plan as at December 31, 2002 is as follows:

          Exercise Price               Adjusted      Number of Rights        Remaining Contractual                Number of
          at Grant Date          Exercise Price           Outstanding        Life of Right (years)       Rights Exercisable
          -----------------------------------------------------------------------------------------------------------------
          $          8.20        $         5.22                   149                         1.3                      149
                     9.10                  6.75                   372                         2.3                      131
                    11.81                 10.71                 1,197                         3.3                      320
                    12.52                 12.28                 1,323                         4.4                        -
          -----------------------------------------------------------------------------------------------------------------
                    11.64                 10.64                 3,041                         3.6                      600
          =================================================================================================================

          Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

          As previously stated, the exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

          As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the year ended December 31, 2002 there would be no change in net income for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002 as the adjusted exercise price of the rights exceeded the market price of the trust units.

14.       NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

          Net income and cash flow from operations per trust unit are as follows:

                                                       2002             2001(4)
          ----------------------------------------------------------------------
          Net income
                 Basic (1)                             $ 0.57          $ 1.36
                 Diluted (2)                             0.56            1.35
          Cash flow from operations (3)
                 Basic (1)                               1.87            2.55
                 Diluted (2)                             1.86            2.54
          ======================================================================

          (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2002 of 119,613,489 (101,979,000 in 2001) which includes outstanding exchangeable shares converted at the year-end exchange ratio.

          (2) Diluted calculations include 560,772 additional trust units in 2002 (620,000 additional trust units in 2001) for the dilutive impact of employee rights. Calculations of diluted shares excluded 1,326,490 rights in 2002 (621,830 rights in 2001)
                 which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating diluted per share amounts.
          (3) Calculated by adding future income tax recovery, unrealized gain/loss on foreign exchange, amortization of commodity and foreign currency contracts, depletion, depreciation and amortization, and internalization of the management contract to net income and dividing by the weighted average number of trust units.

          (4) 2001 net income per trust unit has been restated for the change in accounting policy for foreign currency translation.

15.       INCOME TAXES

          The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to income before future income tax recovery as follows:

                                                                              2002             2001
          -----------------------------------------------------------------------------------------------
          Income before future income tax recovery                       $     38,258       $   109,399
          ===============================================================================================
          Expected income tax expense at statutory rates                       16,298            46,604
          Effect on income tax of:
                 Net income of the Trust                                      (46,074)          (72,852)
                 Effect of change in provincial tax rate                            -            (9,111)
                 Resource allowance                                            (3,820)           (3,121)
                 Non-deductible crown charges                                   3,681             8,431
                 Alberta Royalty Tax Credit                                      (230)             (191)
                 Capital Tax                                                      584               764
                 Unrealized (gain) loss on foreign exchange                       (74)              673
          -----------------------------------------------------------------------------------------------
          Future income tax recovery                                     $    (29,635)      $   (28,803)
          ===============================================================================================


          The net future income tax liability is comprised of:
                                                                               2002              2001
          ===============================================================================================
          Future tax liabilities:
          Capital assets in excess of tax value                          $    165,351       $   192,006
          Future tax assets:
                 Attributed Canadian Royalty Income                            (6,356)           (5,165)
                 Future removal and site restoration costs                    (13,773)          (11,367)
                 Deductible share issue costs                                    (827)           (1,444)
          -----------------------------------------------------------------------------------------------
          Net future income tax liability                                $    144,395       $   174,030
          ===============================================================================================

          The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $210.0 million ($203.6 million in 2001) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carryforwards of $74.0 million ($65.2 million in 2001) which expire in the years through 2009.

          No current income taxes were paid or payable in 2002 or 2001.

16.       RELATED PARTY TRANSACTIONS

          Effective August 29, 2002, all fees under the management agreement between the Manager and the Trust were eliminated pursuant to the acquisition of all of the outstanding shares of ARML (see Note 5).

          Under the management agreement, fees were payable to the Manager for management, advisory and administrative services including a fee equal to three per cent of net production revenue; and fees of 1.5 per cent, and 1.25 percent of the purchase price of acquisitions and the net proceeds of dispositions, respectively. Total acquisition and disposition fees paid to the Manager in 2002, prior to the elimination of the management agreement on August 29, 2002, were $895,000 ($7.9 million in 2001). These fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of property, plant and equipment.

          During 2002, the Manager was reimbursed $9,327,000 ($11,715,000 in
          2001) for general and administrative expenses incurred on behalf of the Trust to the date of the elimination of the management agreement on August 29, 2002.

17.       CONTINGENCIES

          The Trust is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.